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                             December 6, 2022

       Yongchen Lu
       Chief Executive Officer and Director
       TH International Ltd
       2501 Central Plaza
       227 Huangpi North Road
       Shanghai, People   s Republic of China, 200003

                                                        Re: TH International
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 17,
2022
                                                            File No. 333-267864

       Dear Yongchen Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.



       Amendment No. 1 to Registration Statement on Form F-1 filed November 17, 2022

       Cover Page

   1. We note your response to comment 1, as well as your revised disclosure in the summary and risk factors.
Please disclose here the "effective subscription price of the ESA Shares"
                                                        as of the most recent
practicable trading date, as you do on page 15. Additionally, please disclose here that (i)
THIL may be required to pay the ESA Investors the applicable reference period
payments and (ii) the ESA Investors have the right, but not the obligation, to
accelerate such payments if the VWAP price is "less than $5.00 for any 10
 Yongchen Lu
TH International Ltd
December 6, 2022
Page 2
      VWAP Trading Days (whether or not consecutive) during any consecutive 15 VWAP
      Trading Day period," and disclose whether that is "currently the case," as you do on page
      14.
2. We note your response to comment 3, as well as your revised disclosure that the sponsor purchased its private placement warrants for a total consideration of $8,900,000. Please disclose the price paid per sponsor warrant, and also revise to disclose the price paid per
      PIPE warrant.
General

3. To the extent applicable, please revise your prospectus in response to any relevant comments to your Form F-1 filed November 17, 2022, File No. 333-268449.
       You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                            Sincerely,
FirstName LastNameYongchen Lu
                                                            Division of
Corporation Finance
Comapany NameTH International Ltd
                                                            Office of Trade &
Services
December 6, 2022 Page 2
cc:       Steve Lin
FirstName LastName